SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9F/A
(Amendment No. 1)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934 and
Rules 14d-1(b) and 14e-2(c) thereunder

ROCKWELL DIAMONDS INC.
(Name of Subject Company)

ROCKWELL DIAMONDS INC.
(Name of Person(s) Filing Statement)

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Common Shares
(Title of Class of Securities)

77434W
(CUSIP Number of Class of Securities)

John Bristow
President and CEO
Rockwell Diamonds Inc.
Suite 1020-800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person(s) filing statement)

With copies to:

Roger Taplin McCarthy Tetrault LLP 1300-777 Dunsmuir Street Vancouver, BC V7Y 1K2 (604) 643-5922	Trevor Thomas c/o Rockwell Diamonds Inc. Suite 1020-800 West Pender Street Vancouver, BC V6C 2V6 (604) 684-6365

This Amendment No. 1 to Schedule 14D-9F amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9F (as amended, the "Schedule 14D-9F") filed with the U.S. Securities and Exchange Commission on September 30, 2008 by Rockwell Diamonds Inc.

PART I -- INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.       Home Jurisdiction Documents

Directors' Circular of Rockwell Diamonds Inc. ("Rockwell Diamonds") dated September 25, 2008 previously filed as Exhibit 1.1 to the Schedule 14D-9F filed on September 30, 2008 (the "Directors' Circular").

Item 2.       Informational Legends

See "Notice to Non-Canadian Shareholders" on the outside front cover of Directors' Circular.

PART II -- INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

(1)       See news release of Rockwell Diamonds dated October 15, 2008 entitled "Rockwell Diamonds Inc. Receives Ruling That Pala Offer In Breach Of South African Securities Legislation", a copy of which is attached hereto as Exhibit 2.1.

(2)       Not applicable.

(3)       Not applicable.

PART III -- UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

1.       Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.       Consent to Service of Process

(a)       At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)       Any change to the name or address of the registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV -- SIGNATURES

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2008	ROCKWELL DIAMONDS INC. /s/ John Bristow By: John Bristow President and CEO

EXHIBIT INDEX

Exhibit Number	Description
1.1	Directors' Circular of Rockwell Diamonds Inc. dated September 25, 2008 (1)
1.2	News Release dated September 22, 2008 (1)
2.1	News Release dated October 15, 2008 (2)

(1) Filed as an exhibit to the Schedule 14D-9F of Rockwell Diamonds filed on September 30, 2008. (2) Filed as an exhibit to this Amendment No. 1 to Schedule 14D-9F.